Exhibit 11.1

DEPARTMENT 56, INC.
COMPUTATION OF NET LOSS PER SHARE
(In thousands, except per share amounts)

	Quarter Ended March 31, 2001	Quarter Ended April 1, 2000
Basic:
Net loss	$(1,442)	$(3,158)

Weighted average number of common shares outstanding	12,845	14,941

Net loss per common share	$(0.11)	$(0.21)
Assuming Dilution:
Net loss	$(1,442)	$(3,158)

Weighted average number of common shares outstanding	12,845	14,941

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	51	63

Weighted average number of common and common equivalent shares	12,896	15,004

Net loss per common share assuming dilution	$(0.11)	$(0.21)